Exhibit 99.1

Volvo Postpones First-Quarter Report

As Announced Earlier, Volvo is to Postpone Publication of Its
Interim Report for the First Quarter of 2007 from April 25 to May 11

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 26, 2007--The reason for this is that Nissan Diesel will publish its year-end report on May 11 and, since the acquisition of Nissan Diesel has now been completed, Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has chosen to schedule its report on the same date. As was also announced earlier, Volvo acquired more than 96 percent of the shares in Nissan Diesel when the offer period expired on Friday morning.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/84/29/wkr0001.pdf

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CONTACT: Volvo
Marten Wikforss
+46 31 661127 or +46 705 591149